  Exhibit 99.1

NextSource Materials Initiates Technical Study for 150,000 TPA Phase 2 Expansion of Molo Graphite Mine and Initiation of Research Coverage
by Cormark Securities

NEWS RELEASE – TORONTO, June 23, 2021

NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or the “Company”) announces the commencement of a technical study for a Phase 2 production capacity of at least 150,000 tonnes per annum (“tpa”) of SuperFlake® for its Molo Graphite Mine in Madagascar. This is a significant increase from our 2019 Feasibility Study (“FS”) that considered a Phase 2 capacity of only 45,000 tpa.

The new minimum targeted capacity was determined after recent discussions with our flake graphite offtake partners and with our partnership for the construction of a battery anode facility (“BAF”) to produce spheronized and purified graphite (“SPG”). The purpose of the technical study is to determine the project economics pertaining to this increase in targeted production for Phase 2.

Battery shortage is a major risk to the burgeoning electric car era. Security of supply of critical materials that go into these batteries is at the top of the agenda for governments around the world.

NextSource is well positioned to become a significant producer of graphite and a strategic supplier of battery anode material necessary to support the electric vehicle revolution, providing a fully integrated graphite product from “the mine to the battery”. Construction of Phase 1 of the Molo mine is currently in progress. Construction of Phase 2 expansion is expected to begin after completion of Phase 1. Construction of the BAF is expected to begin in 2022 and the Company is currently in discussions with its offtake partners as to the initial production capacity of the facility.

CORMARK SECURITIES INITIATES FORMAL RESEARCH COVERAGE

The Company is also pleased to announce that Cormark Securities Inc.’s (“Cormark”) Alternative Energy Industrial Technology research analyst, MacMurray D. Whale, Ph.D., P.Eng., has initiated equity research coverage on the Company.

Cormark is Canada’s leading mid-tier investment bank and one of Canada’s foremost capital markets specialists, underwriters and M&A advisors to both domestic and international institutional investors. The initiating research report can be obtained by contacting Cormark.

The commencement of formal coverage by Cormark coincides with NextSource having completed several major development milestones:

1. Secured US$29.5 million to Fully Fund Phase 1 of Molo Graphite Mine and Key Technical Studies

On February 8, 2021, the Company announced a US$29.5 million strategic investment by Vision Blue Resources, a newly created battery commodity/resource-focused private investment company founded by Sir Mick Davis. The first private placement was completed on March 15, 2021, and the second private placement was completed on May 19, 2021. The royalty is expected to close by the end of June 2021. The Vision Blue financing package is sufficient to fully fund construction of Phase 1 of the Molo Graphite Mine, the technical study for the Phase 2 Molo expansion to a targeted minimum of 150,000 tpa, the technical study for the construction of the BAF, and a new metallurgical study to advance the Company’s Green Giant Vanadium Project.

In accordance with the investment agreement, Sir Mick Davis was appointed Chair of the Board of NextSource on March 15, 2021.

2. Initiation of Construction of Phase 1 of the Molo Graphite Mine

On March 19, 2021, the Company announced the awarding of the engineering, procurement, and construction management (“EPCM”) contract to Erudite Strategies Ltd. This was followed by the commencement of procurement of processing plant equipment on May 11, 2021. Site works are expected to begin in Q3/Q4 2021, plant equipment installation beginning in Q1 2022, followed by plant commissioning in Q2 2022.

As outlined in the Company’s 2019 Feasibility Study (“FS”), Phase 1 of the Molo Graphite Mine is estimated to cost US$25 million, including working capital. Production capacity is expected to be approximately 17,000 tpa of SuperFlake® graphite concentrate with FOB operating costs of US$566 per tonne.

3. Commercial Partnership & Offtake Secured with German Conglomerate thyssenkrupp thyssenkrupp Materials Trading (“thyssenkrupp”), headquartered in Essen, Germany, is a major international materials trader. With offices in over 40 countries, thyssenkrupp Materials is the biggest mill-independent materials distributor & service provider in the western world.

As announced on May 25, 2021, following a multi-year verification process, thyssenkrupp entered into a long-term partnership with NextSource and signed an offtake agreement to secure SuperFlake® graphite concentrate for their refractories/foundries, expandable graphite (graphite foil) and battery anode production businesses.

Key Highlights:

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Commercial agreement covers the sale of 35,000 tpa of SuperFlake® graphite concentrate from the Molo mine

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10-year term with an automatic 5-year extension

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Products under the agreement pertain to refractory, battery anode production and expandable graphite (graphite foil) markets

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Geographical regions include, but not limited to, Europe, the UK, North America, Mexico, China and South Korea

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Minimum 7,300 tpa during Phase 1 initial production

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Ramp up to 35,000 tpa in Phase 2

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Shipments in Phase 1 will be used to verify run-of-mill production to trigger the larger volume expansion

4. Partnership with the Tesla Supply Chain to Build a Battery Anode Facility

On April 12, 2021, following a multi-year verification process, NextSource signed a binding agreement and exclusive partnership with two well-established and leading value-added graphite processors that currently supply SPG to leading Japanese anode and battery makers within the supply chains for Tesla and major Japanese automotive companies (“OEMs”). Through this collaboration, NextSource plans to construct and operate its own value-added BAF to produce SPG and eventually coated SPG, for sale into the supply chains for Tesla and other OEMs.

The Partners consist of NextSource's Japanese offtake partner ("Japanese Partner") and the Japanese Partner's SPG processing partner ("SPG Partner"). The Japanese Partner is a prominent Japanese trading company who is a major supplier of SPG to one of Japan’s largest chemical companies that supplies materials for lithium-ion batteries for electric vehicle (“EV”) applications. It currently supplies graphite anode material to Japanese automotive OEMs and the Tesla supply chain. The SPG Partner is a leading processor of SPG for the EV markets who owns and operates graphite anode processing facilities in China and is regarded by OEM anode producers to be a best-in-class processor and one of the highest quality suppliers of SPG globally. The Japanese and SPG Partners have had an alliance together for over 30 years and have been processing battery-grade graphite together for over 15 years.

Key Highlights:

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Provides NextSource with a complete, turn-key facility that is an exact duplicate of the current facility that is processing (SPG) for lithium-ion batteries by current suppliers to Tesla and other OEMs.

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Enables NextSource to gain immediate access to leading and established spheroidization technology intellectual property, thereby significantly reducing the time required for final QA/QC of its SuperFlake® graphite with other OEMs

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Partnership is exclusive to NextSource and can provide OEMs a complete and proven anode solution using both non-Chinese sourced feedstock and value-added anode material

ABOUT SUPERFLAKE® GRAPHITE

Independent testing by various third-party end users of flake graphite confirmed that NextSource’s SuperFlake® graphite meets or exceeds quality requirements for all major end-markets for natural flake graphite. The major end-markets are refractories, anode material for lithium-ion batteries, specialty graphite foils used as essential components in the chemical, aeronautical and fire-retardant industries, and graphene in high-end ink and substrate applications.

SuperFlake® graphite concentrate can achieve 98% carbon (C) purity with flotation, has excellent thermal expansion, can be easily upgraded to 99.97% purity (battery grade), contains minimal deleterious substances and has high crystallinity.

SuperFlake® graphite concentrate has excellent flake size distribution that is well above the global average, with 46.4 percent being classified as +80 (large), +65 (extra large) and +48 (jumbo) mesh in flake size. Specifically, 23.6 percent of SuperFlake® graphite concentrate is +48 mesh and greater in size.

SuperFlake® is a registered trademark in Canada, the United States, Japan, South Korea, U.K. and the European Union. These key jurisdictions represent the top demand markets for flake graphite and the locations where NextSource intends to sell its SuperFlake® graphite and anode material.

ABOUT NEXTSOURCE MATERIALS INC.

NextSource Materials Inc. is a battery materials development company based in Toronto, Canada that is intent on becoming a fully integrated, global supplier of critical battery and technology materials needed to power the sustainable energy revolution. The Company’s Molo graphite project is one of the largest known and highest-quality graphite deposits and the only one with SuperFlake® graphite.

NextSource Materials is listed on the Toronto Stock Exchange (TSX) under the symbol “NEXT” and on the OTCQB under the symbol “NSRCF".

Please see “Molo Feasibility Study, National Instrument 43-101 Technical Report on the Molo Graphite Project located near the village of Fotadrevo in the Province of Toliara, Madagascar Prepared by Erudite Strategies (Pty) Ltd” dated May 31, 2019 for certain other details and assumptions relating to the parameters of the project, mineral resource and reserve estimates and data verification procedures. Mr. Craig Scherba, P.Geo., President and CEO of NextSource, is the qualified person who reviewed and approved the technical information provided in this press release.

For further information about NextSource visit our website at www.nextsourcematerials.com or contact us a +1.416.364.4911 or email Brent Nykoliation, Executive Vice President at brent@nextsourcematerials.com or Craig Scherba, President and CEO at craig@nextsourcematerials.com.

This press release contains statements that may constitute “forward-looking information” or “forward-looking statements” ("forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements in this release include statements regarding statements regarding the off-take agreement with tk, the processing plant capacity and timing for Phase 1 construction, any expansion plans beyond, and the capacity and timing of the value-added SPG facility, the increase in the plant capacity, timing of plant commissioning, closing of the royalty, the intents of the Company. These statements are based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and, in some instances, to differ materially from those anticipated by the Company and described in the forward-looking statements contained in this press release, including but not limited to the risks that the Molo Graphite Mine is not built on the expected time and cost estimates, that the mineral reserve and resource estimates for the Molo Graphite Mine are incorrect, that expected recoveries and costs to produce SPG are incorrect, and that permits and licences to operate the Molo Graphite Mine may not be renewed or may be revoked, and other risks discussed in the Company’s public disclosure documents. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.